WHITING PETROLEUM CORPORATION

1700 Broadway, Suite 2300

Denver, CO 80290

October 5, 2015

Mr. H. Roger Schwall

Assistant Director, Office of Natural Resources

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-4628

Re:	Whiting Petroleum Corporation
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 27, 2015
File No. 001-31899

Dear Mr. Schwall:

Set forth below are the responses of Whiting Petroleum Corporation (“Whiting”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter, dated September 25, 2015 (the “Comment Letter”), with respect to the above-referenced filing. The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the Comment Letter, and following such comments are Whiting’s responses (in regular type).

Form 10-K for Fiscal Year Ended December 31, 2014

Risk Factors, page 17

1.	We note your discussion on page 24 relating to the Company’s inventory of identified drilling locations as of December 31, 2014 and the risk that your “ability to drill and develop these locations depends on a number of uncertainties.” In this regard, you refer to a variety of factors including oil and natural gas prices. Please explain to us how your decision to proceed with the development of the proved undeveloped reserves disclosed at December 31, 2014 gave consideration to the commodity prices that you anticipate will be in effect at the time of the development of such locations and that reserves would be economically viable based on those assumptions. In this regard, we note that your PUDs increased by 98% from the prior year.

Company Response:

Our decision to develop the proved undeveloped reserves (“PUDs”) disclosed in Whiting’s Form 10-K for the fiscal year ended December 31, 2014 (“2014 Form 10-K”) gave consideration to commodity prices that we anticipated to be in effect in future periods, as well as the economic viability of reserves based on those assumptions, in the following ways:

i)	the amount of future development costs necessary to develop the 2015 PUD locations in our year-end reserve report was included in our 2015 exploration and development (“E&D”) budget of $2.0 billion that was disclosed in our 2014 Form 10-K. Such 2015 E&D budget was finalized and approved by our board of directors in February 2015, and it reflected management’s investment decisions that were based on a) the commodity pricing environment we anticipated for 2015 at that time (which consisted of the NYMEX futures curve adjusted for field quality and location differentials) and the related discretionary cash flows we expected to generate therefrom, and b) the economic viability of drilling locations proposed for 2015 that exceeded our internal rate of return hurdles for development. Please also note that Whiting’s 2015 E&D budget has not changed significantly since February 2015. It is currently $2.15 billion for the fiscal year ended December 31, 2015, thereby demonstrating that our level of 2015 capital expenditures and PUD development has remained consistent with those disclosures in our 2014 Form 10-K; and

ii)	the development plans and related capital expenditure levels for the PUDs to be developed over the remainder of the years in the reserve report (i.e. over periods subsequent to the fiscal year ended December 31, 2015) were within the level of discretionary cash flows that we expected to generate in each year, which were in turn based on the commodity prices we anticipated to be in effect during such future periods (consisting of NYMEX futures curve prices adjusted for field quality and location differentials) as well as certain other economic assumptions and production forecasts. The capital budgets, investment decisions and related development plans for the remainder of the years in the reserve report were reviewed by Whiting’s board of directors and approved by management. Please also note that as of December 31, 2014, Whiting had a credit facility that matures in December 2019 with a $4.5 billion borrowing base, $3.5 billion of aggregate commitments, and only $1.4 billion drawn against the facility. Such available capacity under Whiting’s credit agreement could be utilized to fund drilling in the event of any unexpected shortfalls in discretionary cash flows in future periods. Whiting’s PUD locations to be drilled in years beyond 2015 were thereby economically viable based on Whiting’s ability to fund their development given the future commodity prices we anticipated, as well as their capacity to generate a positive rate of return on investment. Whiting further notes that it had no borrowings outstanding under its credit facility as of September 30, 2015.

With respect to the Staff’s observation that Whiting’s PUDs increased significantly during the fiscal year ended December 31, 2014, even though PUDs increased 98% from the prior year, the future commodity prices we anticipated were appropriately considered in our PUD estimates as discussed above. Furthermore, we respectfully make reference to the reconciliation of our PUDs for the year ended December 31, 2014 and related disclosures on pages 33 and 34 of our 2014 Form 10-K, which discussed 94.2 MMBOE of PUDs (or approximately 41% of the PUD increase) that were added as a result of Whiting’s 2014 acquisitions and 135.6 MMBOE of PUDs added during 2014 based on successful drilling in the Northern and Central Rockies areas as well as the advancement of our North Ward Estes CO2 flood project.

Properties, page 31

Reserves, page 33

2.	Please revise the disclosure on page 35 relating to the discussion of the North Ward Estes field to exclude an aggregated total of the probable plus possible reserves. For additional guidance, refer to the answer to Question 105.01 in the Compliance and Disclosure Interpretations (C&DIs) available on our website at: http//www.sec.gov/divisions/corpfin/guidance/oilandgasinterp.htm.

Company Response:

In future filings, Whiting will revise its disclosure relating to the discussion of its North Ward Estes field to exclude an aggregated total of the probable plus possible reserves for that field. In addition, Whiting will not disclose or otherwise present any aggregated totals of probable plus possible reserves elsewhere in its Form 10-K.

Acreage, page 36

3.	We note your disclosure that the portion of your net undeveloped acres subject to expiration over the next three years is approximately 26% in 2015, 29% in 2016 and 13% in 2017. Please tell us the extent to which you have assigned any proved undeveloped reserves to locations which are currently scheduled to be drilled after lease expiration. If your proved undeveloped reserves include any such locations, please expand your disclosure here or in an appropriate section elsewhere to explain the steps which would be necessary to extend the time to the expiration of such leases.

Company Response:

As of December 31, 2014, Whiting had assigned 15,288 MBOE of PUDs (which represents 2.0% of Whiting’s total proved reserves as of December 31, 2014) to drilling locations that were scheduled to be drilled after lease expiration. Such reserve quantities meet the Regulation S-X, Rule 4-10(a)(22) definition of proved oil and gas reserves, however, because relevant evidence indicates that the renewal of such leases, which are subject to expiration and which have PUD locations assigned to them, is reasonably certain. Evidence indicating that Whiting’s lease renewal in this regard is reasonably certain consists of i) Whiting’s long and clear track record of being able to negotiate with private landowners in order to successfully extend the terms of its fee lease agreements and to work with governmental entities in order to reacquire state or federal leases, and ii) the aggregate cost to renew or otherwise extend the terms for these leases is estimated to be approximately $3 million, which Whiting has the ability to fund.

Whiting does not consider the amount of its PUDs located on net acres that are subject to lease expiration to be material to the financial statements from a quantitative or qualitative perspective. However, if the amount of PUDs related to net undeveloped acreage subject to expiration becomes material in future filings, Whiting will expand the disclosure in the Acreage section of Item 2 to include the steps necessary to extend the time to the expiration of such leases in accordance with Regulation S-X, Rule 4-10(a)(26).

*    *    *

In accordance with the Staff’s request, Whiting acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions with respect to the foregoing, please contact the undersigned at (303) 390-4285 or in my absence our Vice President, Finance and Treasurer, Brent P. Jensen, at (303) 390-4987.

Very truly yours,

/s/ Michael J. Stevens
Michael J. Stevens
Senior Vice President and Chief Financial Officer

cc:	John Hodgin
Securities and Exchange Commission
James J. Volker
Bruce R. DeBoer
Steven A. Kranker
Brent P. Jensen
Whiting Petroleum Corporation
Benjamin F. Garmer, III
John K. Wilson
Foley & Lardner LLP

4